

13031061

SECURIT[illegible] ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 S. Bellaire St., Suite 1110
(No. and Street)

Denver	Colorado	80222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam Carmel (303)573-5511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam Carmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larimer Capital Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
PAMELA S.
DuFAULT
STATE OF COLORADO

My Commission Expires 7-28-16

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Larimer Capital Corporation

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Larimer Capital Corporation (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.



Greenwood Village, Colorado
February 15, 2013

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 180,714	$ 244,077
Commissions receivable	20,903	4,613
Furniture and equipment, net of accumulated depreciation of $119,570 and $115,177, respectively	11,710	9,398
Prepaid expenses	9,126	9,800
Deposit with clearing broker	50,000	50,000
Other assets	4,725	4,725
Total assets	**$ 277,178**	**$ 322,613**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable and accrued liabilities	$ 2,702	$ 1,456
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)		
STOCKHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding	89,000	89,000
Retained earnings	185,476	232,157
Total stockholder's equity	274,476	321,157
Total liabilities and stockholder's equity	**$ 277,178**	**$ 322,613**

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE:		
Securities commissions	$ 228,263	$ 211,658
Insurance commissions	233,867	634,522
Fee income	440,769	488,838
Other income	388	449
Total revenue	903,287	1,335,467
EXPENSES:		
Office salaries	200,999	215,155
Commissions	181,458	178,844
Officer's salary and benefits	156,170	256,323
Retirement plan contributions (Note 4)	99,781	281,537
Clearing costs	89,877	88,610
Travel and entertainment	67,388	55,572
Occupancy costs	63,158	65,041
Payroll taxes	23,727	26,908
General and administrative	20,784	39,754
Professional fees	17,162	17,826
Regulatory fees	13,108	12,785
Communications	8,514	8,973
Automobile costs	7,842	15,000
Total expenses	949,968	1,262,328
NET (LOSS) INCOME	$ (46,681)	$ 73,139

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, December 31, 2010	1	$ 89,000	$ 159,018
Net income	-	-	73,139
BALANCES, December 31, 2011	1	89,000	232,157
Net loss	-	-	(46,681)
BALANCES, December 31, 2012	**1**	**$ 89,000**	**$ 185,476**

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (46,681)	$ 73,139
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	4,393	2,709
(Increase) decrease in commissions receivable	(16,290)	7,769
Decrease (increase) in prepaid expenses	674	(553)
Increase (decrease) in commissions payable and accrued liabilities	1,246	(5,444)
Net cash (used in) provided by operating activities	(56,658)	77,620
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(6,705)	(5,913)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(63,363)	71,707
CASH AND CASH EQUIVALENTS, at beginning of year	244,077	172,370
CASH AND CASH EQUIVALENTS, at end of year	**$ 180,714**	**$ 244,077**

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Larimer Capital Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Accounting

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Clearing Deposit

Deposits include $50,000 deposited with RBC Correspondent Services, Inc. ("RBC") to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act").

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Agreement with Clearing Broker *(concluded)*

The Clearing Broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of December 31, 2012 and 2011 and for the years then ended.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2012, the Company had net capital and net capital requirements of $248,915 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.01 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - OPERATING LEASES

The Company has a noncancelable operating lease with an unrelated party for office space which expires in March 2020. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2013	$ 57,779
2014	59,658
2015	61,537
2016	63,416
2017	65,295
Thereafter	153,608
	$ 461,293

Rental expense for all operating leases was $59,858 and $68,374 for the years ended December 31, 2012 and 2011, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan and Trust

In 2011, the Company adopted a salary deferral "401(k)" profit sharing plan and trust (the "Plan"). The Plan allows employees who are over 21 years old, have completed one year of employment and at least 1,000 hours of service to participate in the plan. Beginning January 1, 2012, the Plan contains a safe harbor provision requiring the Company to make 100% vested nonelective contributions equal to 3% of the compensation of eligible employees. Contributions to the Plan charged to operations were $39,781 and $47,303 for the years ended December 31, 2012 and 2011, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan's assets are administered by an outside party, but managed by the Company's sole stockholder and participant.

The following table sets forth the Plan's funded status and amount recognized:

	December 31,	
	2012	2011
Total plan assets	$ 1,155,008	$ 1,118,254
Fair value of Plan assets at end of year	1,155,008	1,118,254
Funded status	**$ -**	**$ -**
Employer contributions	**$ 60,000**	**$ 234,234**
Present value of the total plan accrued benefits	**$ 1,061,144**	**$ 668,316**

Assumptions used in the accounting for the defined benefit plan were:

	December 31,	
	2012	2011
Assumed discount rate	5.54%	6.15%
Rate of compensation increase	0%	0%
Expected long-term rate of return	5.54%	6.15%

NOTE 4 - EMPLOYEE BENEFIT PLANS (concluded)

***Defined Benefit Plan** (concluded)*

The Company's benefit plan asset allocations by asset category are as follows:

	December 31,	
	2012	2011
Cash and money market	33%	46%
Fixed income securities	63%	46%
Real estate investment	0%	5%
Equity securities	4%	3%
	100%	100%

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses, deposits, other assets, and commissions payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

LARIMER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2012

CREDIT:	
Stockholder's equity	$ 274,476
DEBITS:	
Nonallowable assets:	
Furniture and equipment, net	11,710
Prepaid expenses	9,126
Other assets	4,725
Total debits	25,561
NET CAPITAL	248,915
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,702 or $50,000, whichever is greater	50,000
Excess net capital	**$ 198,915**
AGGREGATE INDEBTEDNESS:	
Commissions payable and accrued liabilities	**$ 2,702**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.01 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2012.

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
Larimer Capital Corporation

In planning and performing our audit of the financial statements of Larimer Capital Corporation (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2012, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
February 15, 2013